FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 2012

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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(1)	Press Release, “Dr. Reddy’s Q3 FY12 Financial Results,” February 3, 2012.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

DR. REDDY’S Q3 FY12 FINANCIAL RESULTS

Highest ever quarterly sales and profit

Hyderabad, India, February 3rd, 2012: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter ended December 31, 2011 under International Financial Reporting Standards (IFRS).

Key Highlights

•	Launch of olanzapine 20 mg (generic version of Eli Lilly’s Zyprexa® 20 mg) in the US, another key milestone in consistently delivering limited competition opportunities

•	Revenues for Q3 FY12 at `27.7 billion ($522 million), YoY growth of 46%

•	Revenues for nine months FY12 at `70.2 billion ($1.3 billion), YoY growth of 29%

•	EBITDA for Q3 FY12 at `9.2 billion ($174 million), 33% to sales, YoY growth of 127%

•	EBITDA for nine months FY12 at `18.6 billion ($351 million), 27% to sales, YoY growth of 59%

•	Adjusted* PAT for Q3 FY12 at `5.2 billion ($98 million), YoY growth of 91%

•	Adjusted* PAT for nine months FY12 at `11.1 billion ($209 million), YoY growth of 44%

•	Q3 FY12 g 33 new generic launches, 16 new generic filings and 7 DMF filings

*	Note: Adjustments on account of interest on bonus debentures (net of tax)

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = `53.01

Dr. Reddy’s Laboratories Limited and Subsidiaries

Unaudited Consolidated Income Statement

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Particulars	Q3 FY12			Q3 FY11
	($)	(`)%		($)	(`)%		Growth %
Revenue	522	27,692	100	358	18,985	100	46
Cost of revenues	210	11,117	40	162	8,571	45	30

Gross profit	313	16,575	60	196	10,414	55	59

Operating Expenses
Selling, general & administrative expenses	145	7,679	28	120	6,374	34	20
Research and development expenses	29	1,514	5	25	1,306	7	16
Other operating (income) / expense	(3)	(165)	(1)	(4)	(199)	(1)	(17)

Results from operating activities	142	7,547	27	55	2,933	15	157

Net finance (income) / expense	(3)	(174)	(1)	1	48	0	—
Share of (profit) / loss of equity accounted investees	(0)	(26)	(0)	0	1	0	—

Profit / (loss) before income tax	146	7,747	28	54	2,884	15	169

Income tax (benefit) / expense	49	2,616	9	3	152	1	—

Profit / (loss) for the period	97	5,131	19	52	2,732	14	88

Diluted EPS	0.6	30.2		0.3	16.1		88

Profit Computation

	September 30,	September 30,	September 30,	September 30,
	(in millions)
EBITDA Computation	Q3 FY12		Q3 FY11
	($)	(`)	($)	(`)
PBT (reported)	146	7,747	54	2,884
Interest	3	155	2	98
Depreciation	17	899	14	758
Amortization	8	408	6	307

EBITDA	174	9,208	76	4,048

	September 30,	September 30,	September 30,	September 30,
	(in millions)
Adjusted PAT Computation	Q3 FY12		Q3 FY11
	($)	(`)	($)	(`)
PAT (reported)	97	5,131	52	2,732
Adjustments:
Interest on Bonus Debentures (net of tax)	1	78

Adjusted PAT	98	5,209	52	2,732

Key Balance Sheet Items

	September 30,	September 30,	September 30,	September 30,
	(in millions)
Particulars	As on 31st Dec 11		As on 30th Sep 11
	($)	(`)	($)	(`)
Cash and cash equivalents	313	16,587	143	7,596
Trade receivables	498	26,373	388	20,568
Inventories	369	19,586	351	18,592
Property, plant and equipment	612	32,433	593	31,450
Goodwill and Other Intangible assets	287	15,182	285	15,115
Loans and borrowings (current & non-current)	727	38,502	591	31,303
Trade payables	173	9,189	169	8,940
Equity	980	51,927	907	48,081

Q3 FY12 Revenue Mix by Segment

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	(in millions)
	Q3 FY12			Q3 FY11			Growth %
	($)	(`)%		($)	(`)%
Global Generics	402	21,287	77	256	13,589	72	57
North America		11,114			4,765		133
Europe		2,426			2,124		14
India		3,333			3,000		11
Russia & Other CIS		3,317			2,880		15
RoW		1,097			820		34
PSAI	105	5,563	20	94	4,979	26	12
North America		1,170			770		52
Europe		1,651			1,830		(10)
India		862			622		39
RoW		1,880			1,757		7
Others	15	842	3	8	417	2	102

Total	522	27,692	100	358	18,985	100	46

Q3 FY12 Revenue Mix by Geography

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	(in millions)
	Q3 FY12			Q3 FY11			Growth %
	($)	(`)%		($)	(`)%
North America	242	12,826	46	110	5,823	31	120
Europe	82	4,325	16	77	4,078	21	6
India	79	4,194	15	68	3,625	19	16
Russia & Other CIS	63	3,317	12	54	2,880	15	15
Others	56	3,030	11	49	2,579	14	17

Total	522	27,692	100	358	18,985	100	46

SEGMENTAL ANALYSIS

Global Generics: North America

Revenues from North America were at `11.1 billion in Q3 FY12 versus `4.8 billion in Q3 FY11. Growth was led by the high value launch of olanzapine 20 mg, new products launched in the last twelve months and strong volume growth across key products.

•	2 new products launched during the quarter – olanzapine 20 mg and olanzapine ODT.

•

Strong volume growth contributed by key products such as lansoprazole, tacrolimus, omeprazole Mg OTC and Shreveport products and last twelve months new launches of fondaparinux and antibiotics portfolio.

•	26 prescription products feature among the Top 3 in market share (Source: IMS Volumes November 2011).

•

During the quarter, 3 ANDAs were filed. The cumulative ANDA filings as of 31st December, 2011 are 187. A total of 79 ANDAs are pending for approval with the USFDA of which 40 are Para IVs and 10 are FTFs.

Global Generics: Russia & Other CIS

Revenues in Russia & Other CIS markets were at `3.3 billion in Q3 FY12 versus `2.9 billion in Q3 FY11.

•	Revenues in Russia were at `2.8 billion in Q3 FY12.

•	The company’s secondary sales growth at 23% continued to outperform industry’s growth of 19%. (Source: Pharmexpert Prescription Sales November 2011).

•	Top 5 products feature among Top 2 ranks in market share.

•	OTC portfolio grew by 24% over previous year.

•	Revenues in Other CIS markets were at `557 million in Q3 FY12; year-on-year growth driven largely by Ukraine and Kazakhstan.

Global Generics: India

Revenues in India were at `3.3 billion in Q3 FY12 versus `3.0 billion in Q3 FY11, driven by volume increase in key products and new product launches in the last twelve months.

•	6 new products launched during the quarter.

•	Biosimilars portfolio grew by 25% over previous year.

Global Generics: Europe

Revenues from Europe were at `2.4 billion in Q3 FY12 versus `2.1 billion in Q3 FY11.

•	Revenues from Germany were at `1.5 billion in Q3 FY12. Growth in new product launches outside the scope of tender was offset by price erosion in products within tenders.

•	Revenues from Rest of Europe were at `881million.

Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI were at `5.6 billion in Q3 FY12 versus `5.0 billion in Q3 FY11. Growth was largely driven by Pharmaceutical Services segment and benefit of rupee depreciation.

•	During the quarter, 7 DMFs were filed globally including 2 in US, 2 in Europe and 3 in rest of the markets. The cumulative DMF filings as of 31st December 2011 are 513 globally.

INCOME STATEMENT HIGHLIGHTS:

•	Gross profit margin 60% to revenues in Q3 FY12, increased largely on account of a favorable mix of high margin olanzapine revenues and benefit of rupee depreciation.

•

Selling, General & Administration (SG&A) expenses including amortization at `7.7 billion ($145 million) increased by 20% over Q3 FY11. This increase is on account of higher manpower and freight costs and the effect of rupee depreciation against multiple currencies.

•	Net Finance income at `174 million ($3 million) in Q3 FY12 versus net Finance cost of `49 million ($1 million) in Q3 FY11. The change is on account of :

•	Net forex gain of `285 million ($5 million) in Q3 FY12 versus net forex loss of `45 million ($1 million) in Q3 FY11.

•	Net interest expense of `155 million ($3 million) in Q3 FY12 versus `98 million ($2 million) in Q3 FY11.

•	Profit on sale of investments of `44 million ($1 million) in Q3 FY12 versus `4 million in Q3 FY11.

•

EBITDA of `9.2 billion ($174 million) in Q3 FY12, represents 33% of revenues and recorded a year-on-year growth of 127%. EBITDA of `18.6 billion ($351 million) for nine months ended December 2011, represents 27% of revenues and recorded a year-on-year growth of 59%.

•

Profit after Tax adjusted for interest on bonus debentures (net of tax), was at `5.2 billion ($98 million) in Q3 FY12, 19% of revenues and year-on-year growth of 91%. Adjusted PAT for nine months ended December 2011 was `11.1 billion ($209 million) and recorded year-on-year growth of 44%.

•	Adjusted EPS for Q3 FY12 was `30.6 ($0.6) versus `16.1 ($0.3) in Q3 FY11. Adjusted EPS for nine months ended December 2011 was `65.1 ($1.2).

•	Capital expenditure for nine months ended December 2011, was `5.0 billion ($94 million).

Consolidated Income Statement: Nine months ending December 2011

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = `53.01

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	9 Months FY12			9 Months FY11
Particulars	($)	(`)%		($)	(`)%		Growth %
Revenue	1,323	70,153	100	1,028	54,520	100	29
Cost of revenues	581	30,818	44	475	25,206	46	22

Gross profit	742	39,335	56	553	29,314	54	34

Operating Expenses
Selling, general & administrative expenses	409	21,651	31	331	17,562	32	23
Research and development expenses	79	4,170	6	67	3,569	7	17
Other operating (income) / expense	(11)	(567)	(1)	(11)	(602)	(1)	(6)

Results from operating activities	266	14,081	20	166	8,786	16	60

Net finance (income) / expense	(1)	(78)	(0)	5	262	0	—
Share of (profit) / loss of equity accounted investees	(1)	(43)	(0)	(0)	(7)	(0)	514

Profit / (loss) before income tax	268	14,202	20	161	8,531	16	66

Income tax (benefit) / expense	63	3,366	5	16	836	2	303

Profit / (loss) for the period	204	10,836	15	145	7,695	14	41

Diluted EPS	1.2	63.7		0.9	45.3		41

Profit Computation

	September 30,	September 30,	September 30,	September 30,
	(in millions)
EBITDA Computation	9 Months FY12		9 Months FY11
	($)	(`)	($)	(`)
PBT (reported)	268	14,202	161	8,531
Interest	11	601	2	95
Depreciation	49	2,606	41	2,174
Amortization	23	1,202	17	912

EBITDA	351	18,611	221	11,712

	September 30,	September 30,	September 30,	September 30,
	(in millions)
Adjusted PAT Computation	9 Months FY12		9 Months FY11
	($)	(`)	($)	(`)
PAT (reported)	204	10,836	145	7,695
Adjustments:
Interest on Bonus Debentures (net of tax)	5	235

Adjusted PAT	209	11,071	145	7,695

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three business segments—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Focus markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, Australia and New Zealand.

For more information, log on to: www.drreddys.com

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297

Raghavender R at raghavenderr@drreddys.com or on +91-40-49002135

Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931

Media:

Rajan S at rajans@drreddys.com or on +91-40-49002445

Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: February 6, 2012		Name: Sandeep Poddar
Title: Company Secretary